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December 23, 2015

FILED VIA EDGAR

Alison T. White

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Victory Portfolios — Post-Effective Amendment No. 128; File Nos. 33-8982 and 811-4852

Dear Ms. White:

On behalf of Victory Portfolios (the “Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on November 25, 2015, relating to Post-Effective Amendment No. 128 to Registrant’s Registration Statement on Form N-1A (File Nos. 33-8982 and 811-4852), filed on October 23, 2015 (“PEA 128”), to change the name and investment strategy of the Victory Balanced Fund (the “Fund”).

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the documents, as appropriate.

1)                                     In the Fund Fees and Expenses table on page 3, move footnote (3) to the end of the line item “Fee Waiver/Expense Reimbursement.”

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

2)                                     Supplementally confirm that the Registrant will comply with limitations contained in Section 12(d) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Registrant confirms that it intends to comply with the limitations contained in Section 12(d)(1) of the 1940 Act and any related rules and applicable guidance.

3)                                     In the Expense Example on pages 1-2, confirm that fee waivers and expense limitations will be effective for at least one year from the effective date of the prospectus, and update the Example to reflect the minimum termination date.

Response:  The Registrant confirms that the fee waivers and expense limitations will remain effective for at least one year from the effective date of the prospectus, and will revise the disclosure to address the Staff’s comment.

4)                                     In the Principal Investment Strategies section, clarify whether the Fund will invest directly in securities other than those issued by other investment companies.

Response:  The Registrant does not presently intend to invest directly in securities other than those issued by other investment companies as part of the Fund’s principal investment strategies.

5)                                     In the Principal Risks section, if the Fund is sold through an insured depositary institution, include the statement required by Item 4(b)(1)(iii) of Form N-1A.

Response:  The Registrant confirms that the Fund is not advised by or sold through an insured depository institution.

6)                                     In the Principal Risks section, consider expanding the risk disclosure in the 7th bullet point in light of Investment Management Guidance Update 2014-01.

Response:  The Registrant confirms that it will add additional risk disclosure to the prospectus in light of Investment Management Guidance Update 2014-01.

7)                                     The first bullet point on page 4 in the Principal Risks section describes investments in futures contracts.  Confirm whether the underlying funds invest in other types of derivatives.

Response:  The Registrant will revise the disclosure to add other types of derivatives used by the underlying funds. This will primarily include futures (long and short), options and credit default swaps.

8)                                     In the second to last bullet point in the “Additional Information about Redemptions” section on page 30, include disclosure that securities received pursuant to an in-kind redemption are subject to market risk until sold and may be subject to brokerage and other fees.

Response:  The Registrant will add disclosure to address the Staff’s comment.

9)                                     In the “Concentration” fundamental restriction on page 3 of the Statement of Additional Information (SAI), delete the references to municipal bond funds.

Response:  The Registrant will eliminate reference to the municipal bond funds.

10)                              In the “Illiquid Securities” non-fundamental restriction on page 3, explain why the Fund may invest more than 15 percent of its net assets in illiquid securities, and, if so, explain how this restriction complies with the 1940 Act.

Response:  The Registrant will revise the disclosure to state that “The Fund may not invest more than 15% of its net assets in illiquid securities.”

11)                              On page 10 in the “U.S. Government Obligations” section, refer to the Fund by its new name.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

12)                              On page 10, delete references to the National Municipal Bond Fund and the Ohio Municipal Bond Fund.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

13)                              On page 18, in the section “Repurchase Agreements,” the Registrant states that the Fund “may invest up to 35% of its total assets in repurchase agreements.”  Disclose this information in the prospectus.

Response:  The Registrant will revise the SAI to remove this reference.

14)                              In the “Investment Strategies and Instruments” section, the Registrant states that it may invest up to 10% of its total assets in International and Foreign Investments; up to 15% of its assets in Depositary Receipts; in forward contracts; and up to 25% of its total assets in covered call options. Consider disclosing these limitations in the prospectus.

Response:  The Registrant will revise the SAI to remove this reference.

15)                              On page 70 in the “Non-Public Disclosures” section, the Registrant discloses the conditions under which the Registrant may disclose non-portfolio holdings information.  Clarify the circumstances under which an affiliated person of the adviser or the distributor may receive compensation in exchange for disclosing portfolio holdings.

Response:  The Registrant will revise the SAI to clarify that no compensation may be paid in exchange for disclosing portfolio holdings.

* * * *

Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

We appreciate your time and attention to PEA 128 and this letter responding to the Staff’s comments.  If you have any additional questions concerning the filing, please call me at (212) 468-8053 or Matthew J. Kutner at (212) 336-4061.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:

Leigh A. Wilson, Chairman

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott Stahorsky, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

Matthew J. Kutner, Morrison & Foerster LLP